EXHIBIT (d)(2)(V)

Roth IRA Endorsement

Ameritas Life Insurance Corp.

ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

PURPOSE. This endorsement is attached to and made a part of this annuity contract. It is intended to conform the contract to the provisions of a Roth Individual Retirement Annuity ("Roth IRA") under the Code. The Code is the Internal Revenue Code of 1986, as amended (the "Code"). All provisions of this contract will be interpreted to ensure and maintain qualification under Code Section 408A. If there is a conflict between the terms of the contract and the terms of this endorsement, the endorsement controls. The contract may be amended from time to time to comply with the legal requirement for a Roth IRA. Other amendments may be made with the consent of the individual whose signature appears on the contract.

CONTRIBUTIONS.

(1)	Maximum Permissible Amount. Except in the case of a qualified rollover contribution or a recharacterization (as defined in (6) below), no contribution will be accepted unless it is in cash and the total of such contributions to all the individual’s Roth IRAs for a taxable year does not exceed the applicable amount (as defined in (2) below), or the individual’s compensation (as defined in (8) below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or the individual’s compensation is referred to as a "regular contribution." However, notwithstanding the dollar limits on contributions, an individual may make a repayment of a qualified reservist distribution described in Code § 72(t)(2)(G) during the 2-year period beginning on the day after the end of the active duty period or by August 17, 2008, if later. A "qualified rollover contribution" is a rollover contribution of a distribution from an IRA that meets the requirements of Code § 408(d)(3), except the one-rollover-per-year rule of Code § 408(d)(3)(B) does not apply if the rollover contribution is from an IRA other than a Roth IRA (a "non-Roth IRA"). For taxable years beginning after 2005, a qualified rollover contribution includes a rollover from a designated Roth account described in Code § 402A; and for taxable years beginning after 2007, a qualified rollover contribution also includes a rollover from an eligible retirement plan described in § 402(c)(8)(B). Contributions may be limited under (3) through (5) below. Also, if the contract is a Single Premium Deferred Annuity ("SPDA") or a Single Premium Immediate Annuity ("SPIA"), the contributions must be initiated at the time of application, whether in the form of a rollover, transfer, annual contribution, or combination thereof; subsequent contributions will not be accepted.

(2)	Applicable Amount. The applicable amount is determined under (a) or (b) below:

(a)	If the individual is under age 50, the applicable amount is:
1)	$3,000 for any taxable year beginning in 2002 through 2004;
2)	$4,000 for any taxable year beginning in 2005 through 2007; and
3)	$5,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the $5,000 amount will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code § 219(b)(5)(D). Such adjustments will be in multiples of $500.

(b)	If the individual is 50 or older, the applicable amount under paragraph (2)(a) above is increased by:
1)	$500 for any taxable year beginning in 2002 through 2005, and by;
2)	$1,000 for any taxable year beginning in 2006 and years thereafter.

(c)	If the individual was a participant in a § 401 (k) plan of a certain employer in bankruptcy described in Code

§ 219(b)(5)(C), then the applicable amount under paragraph (2)(a) is increased by $3,000 for taxable years beginning after 2006 and before 2010 only. An individual who makes contributions under this paragraph (2)(c) may not also make contributions under paragraph (2)(b).

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(3)	Regular Contribution Limit. If (a) and/or (b) below apply, the maximum regular contribution that can be made to all the individual’s Roth IRAs for a taxable year is the smallest amount determined under (a) or (b).

(a)	The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income ("modified AGI," defined in (7) below) in accordance with the following table:

Filing Status	Full Contribution	Phase-Out Range	No Contribution
Modified AGI
Single or Head of Household	$95,000 or less	Between $95,000 and $110,000	$110,000 or more
Joint Return or Qualifying Widow(er)	$150,000 or less	Between $150,000 and $160,000	$160,000 or more
Married-Separate Return	$0	Between $0 and $10,000	$10,000 or more

If the individual’s modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200. After 2006, the dollar amounts above will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code § 408A(c)(3). Such adjustments will be in multiples of $1,000.

(b)	If the individual makes regular contributions to both Roth and non-Roth IRAs for a taxable year, the maximum regular contribution that can be made to all the individual’s Roth IRAs for that taxable year is reduced by the regular contributions made to the individual’s non-Roth IRAs for the taxable year.

(4)	Qualified Rollover Contribution Limit. A rollover from an eligible retirement plan other than a Roth IRA or a designated Roth account cannot be made to this IRA if, for the year the amount is distributed from the other plan, (i) the individual is married and files a separate return, (ii) the individual is not married and has modified AGI in excess of $100,000 or (iii) the individual is married and together the individual and the individual’s spouse have modified AGI in excess of $100,000. For purposes of the preceding sentence, a husband and wife are not treated as married for a taxable year if they have lived apart at all times during that taxable year and file separate returns for the taxable year. For taxable years beginning after 2009, the limits in this paragraph (4) do not apply to qualified rollover contributions.

(5)	SIMPLE IRA Limits. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to § 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from the SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer’s SIMPLE IRA plan.

(6)	Recharacterization. A regular contribution to a non-Roth IRA may be recharacterized pursuant to the rules in

§ 408A-5 of the regulations as a regular contribution to this IRA, subject to the limits in (3) above.

(7)	Modified AGI. For purposes of (3) and (4) above, an individual’s modified AGI for a taxable year is defined in

§ 408A(c)(3)(C)(i) and does not include any amount included in adjusted gross income as a result of a rollover from an eligible retirement plan other than a Roth IRA (a "conversion").

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(8)	Compensation. For purposes of (1) above, compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in § 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, § 401(c)(2) shall be applied as if the term trade or business for purposes of § 1402 included service described in Subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount includible in the individual’s gross income under § 71 with respect to a divorce or separation instrument described in Subparagraph (A) of § 71(b)(2). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse’s compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a deductible contribution to a non-Roth IRA.

DISTRIBUTIONS BEFORE DEATH. No amount is required to be distributed prior to the death of the individual for whose benefit the contract was originally established.

DISTRIBUTIONS UPON DEATH.

(1)	Incorporated References. Notwithstanding any provision of this IRA to the contrary, the distribution of the individual’s interest in the IRA shall be made in accordance with the requirements of Code § 408(b)(3), as modified by § 408A(c)(5), and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under paragraph (3) below) must satisfy the requirements of Code § 408(a)(6), as modified by § 408A(c)(5), and the regulations thereunder, rather than the distribution rules in paragraphs (2), (3), (4) and (5) below.

(2)	Required Distributions. Upon the death of the individual, his or her entire interest will be distributed at least as rapidly as follows:

(a)	If the designated beneficiary is someone other than the individual’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the individual’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the individual’s death, or, if elected, in accordance with paragraph (2)(c) below.
(b)	If the individual’s sole designated beneficiary is the individual’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the individual’s death (or by the end of the calendar year in which the individual would have attained age 70½, if later), over such spouse’s life, or, if elected, in accordance with paragraph (2)(c) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (2)(c) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.
(c)	If there is no designated beneficiary, or if applicable by operation of paragraph (2)(a) or (2)(b) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the individual’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (2)(b) above).
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(d)	Life expectancy is determined using the Single Life Table in Q&A-1 of § 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (2)(a) or (b) and reduced by 1 for each subsequent year.
(3)	Interest. The "interest" in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&A-7 and -8 of § 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.
(4)	Commencement. For purposes of paragraph (2)(b) above, required distributions are considered to commence on the date distributions are required to begin to the surviving spouse under such paragraph. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of § 1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.
(5)	Spousal Election. If the sole designated beneficiary is the individual’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.

EXCLUSIVE; NONFORFEITABLE. The contract is established for the exclusive benefit of the individual or his or her beneficiaries. Therefore, while the individual is living, the individual is the annuitant and the owner of this contract and the interest of the individual is nonforfeitable.

NONTRANSFERABLE. This contract is nontransferable by the individual. Therefore, the owner may not: (a) sell; (b) assign; (c) commute; (d) discount; or (e) pledge this contract as collateral for a loan or to secure the performance of any obligation or for any purpose to any person other than to us. Except incident to divorce of the individual, no such amount shall be subject to any legal process in payment of any claim against the owner or designated beneficiary, to the extent allowed by law.

PREMIUMS.

(1)	Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.
(2)	The contract does not require fixed contributions.

ANNUAL REPORTS. We, the issuer of a Roth Individual Retirement Annuity, shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

ENTIRE CONTRACT. We are not a party to, nor are we bound by, any agreement, plan or trust in connection with this contract. The terms of this contract shall govern the rights and duties, notwithstanding contrary terms in any other agreement, plan or trust.

AMERITAS LIFE INSURANCE CORP.

/s/	Robert John A. Sands	/s/	JoAnn M. Martin
	Secretary		President

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